Consent of Independent Auditors

The Board of Directors
Moog Inc.:

We consent to the incorporation by reference in the Registration Statement to be filed on Form S-3 of Moog Inc. of our report, based on our audits and the reports of other auditors, dated November 6, 2002 relating to the consolidated balance sheets of Moog Inc. and subsidiaries as of September 28, 2002 and September 29, 2001, and the related consolidated statements of earnings, shareholders' equity, and cash flows and the related schedule for the years ended September 28, 2002, September 29, 2001 and September 30, 2000, which report appears in the September 28, 2002 annual report on Form 10-K of Moog Inc., and to the reference to our firm under the heading "Experts" in the Registration Statement on Form S-3.

/s/ KPMG LLP
August 1, 2003
Buffalo, New York